Mail Stop 6010

November 3, 2006

Dr. Shawn Qu
Chairman, President and Chief Executive Officer
Canadian Solar Inc.
Xin Zhuang Industry Park
Changshu, Suzhou
Jiangsu 215562
The People's Republic of China

> Re: Canadian Solar Inc.
> Amendment Nos. 1 and 2 to Registration Statement on Form F-1
> Filed October 30, 2006 and November 2, 2006
> File No. 333-138144

Dear Dr. Qu:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Table of Contents

1.   Tell us why your disclosure in the first sentence of the penultimate paragraph on this page is appropriate, given your use of a free writing prospectus

Recent Developments, page 37

2.   Please relocate this disclosure to a more prominent section of your prospectus and consider whether the key aspects of this disclosure should be contained in your summary section.

3.   Please expand your disclosure to address reasons for material changes in the results referenced here.

                              * * * * * * *

As appropriate, please revise your submission in response to these comments. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised submission that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised submission and responses to our comments.

You may contact Praveen Kartholy at (202) 551-3378 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3602 with any other questions

Sincerely,

Thomas A. Jones
Senior Attorney

cc (via fax): David Zhang, Esq.